Exhibit 99.47

Consent of Independent Auditors

The Board of Directors
Acasti Pharma Inc.

We consent to the use in this registration statement on Form 40-F of Acasti Pharma Inc. (the “Company”) of our report dated May 9, 2012 with respect to the financial statements of the Company, which comprise the statements of financial position as at February 29, 2012, February 28, 2011 and March 1, 2010, the statements of earnings and comprehensive income (loss), changes in equity and cash flows for the years ended February 29, 2012 and February 28, 2011, and notes, comprising a summary of significant accounting policies and other explanatory information, contained in this registration statement on Form 40-F of the Company. Our report contains an other matter paragraph that states that the Company experienced continued net losses since inception and the existence of a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern.

/s/ KPMG LLP
Montréal, Canada
July 24, 2012